Exhibit (a)(5)(iii)

For Immediate Release

Contact: Maria Premole
1-800-833-0018
JOFInvestorRelations@nomura-asset.com

Japan Smaller Capitalization Fund, Inc. Announces Final Results of Tender Offer

NEW YORK, July 10, 2026: Japan Smaller Capitalization Fund, Inc. (the “Fund”) (NYSE: JOF) today announced the final results of the Fund’s tender offer (the “Tender Offer”) to acquire up to 10% of the Fund’s outstanding shares. The Tender Offer expired at 5:00 p.m. Eastern Time on July 1, 2026.

The Fund accepted 2,833,389 shares, representing 10% of its outstanding shares, for payment on or about July 10, 2026. A total of 22,006,123 shares were properly tendered. Therefore, on a prorated basis, approximately 12.87958% of the shares tendered by each tendering stockholder have been accepted for payment.

The purchase price is $12.7792 per share, which is equal to 98% of the Fund’s net asset value per share as of the close of regular trading of the New York Stock Exchange on July 2, 2026.

About the Fund

The Fund invests primarily in the securities of smaller capitalization companies in Japan and is designed for investors seeking long-term capital appreciation. The Manager of the Fund is Nomura Asset Management U.S.A. Inc. (“NAM-U.S.A.”), which is based in New York. NAM-U.S.A. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and serves as the investment adviser to the Fund.

Forward Looking Statements

Certain information discussed in this press release may constitute forward-looking statements within the meaning of U.S. federal securities laws. Although the Fund and NAM-U.S.A. believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Fund and NAM-U.S.A. can give no assurance that their expectations will be achieved. Forward-looking information is subject to certain risks, trends, and uncertainties that could cause actual results to differ materially from those projected.